August 28, 2014
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WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
063723-0101

Via EDGAR System

Mr. Chad D. Eskildsen U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	OCM Mutual Fund (File No. 811-04010)
Annual Report on Form N-CSR
Filed on February 7, 2014

Dear Mr. Eskildsen:

On behalf of our client, OCM Mutual Fund, a Massachusetts business trust (Investment Company Act File No. 811-04010), which is comprised of one portfolio, the OCM Gold Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced annual report of the Fund (the “Annual Report”).  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

●
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

August 28, 2014

Annual Report

2.  The Annual Report indicates that the Fund had 7.0% of its assets invested in an exchange traded fund (ETF) and 7.6% invested in a money market fund at 11/30/13.  Please explain why acquired fund fees and expenses (AFFE) is not included in the fee table of the March 28, 2014 prospectus.

Response:  The Fund notes that these references in the Annual Report are to the SPDR Gold Trust and the UMB Money Market Fiduciary.  The reference to an investment in the SPDR Gold Trust refers to funds held in an exchange traded fund that is not registered under the Investment Company Act as an investment company (as it holds only commodities, which are not securities), and therefore the Trust is not an investment company for purposes of AFFE.  The reference to an investment in the UMB Money Market Fiduciary refers to funds held in an interest-bearing custodial account, which is not an investment company for purposes of AFFE.

Fidelity Bond Filing 40-17G

3.  In future filings, please include a statement that the premiums have been paid.  See Rule 17g-1.

Response:  In future filings, the Fund will include a statement that the premiums have been paid.

Form N-SAR

4.  Exhibit 77B (Accountant’s Report on Internal Control) does not contain the name or signature of the accountant.  Please confirm a signed copy is maintained by the Fund and please file an amended N-SAR with exhibit 77B including the name and signature of the accountant.

Response:  The Fund confirms that it maintains a signed copy of the accountant’s report on internal control.  In response to this comment, the Fund has filed an amended Form N-SAR with exhibit 77B containing the name and signature of the accountant.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer